EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		(As Adjusted)*
	Six Months Ended	Years Ended
	June 27,	December 27,	December 29,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings available for fixed charges:
Income before taxes and
Noncontrolling interests	$45,549	$199,263	$180,343	$170,568	$108,947	$45,601
Interest expense	12,620	32,647	26,650	24,160	26,067	9,746
Estimated interest component of rental expense	3,592	5,318	4,433	2,500	2,705	2,189
Total earnings available for fixed charges	$61,761	$237,228	$211,426	$197,228	$137,719	$57,536

Fixed charges:

Interest expense	$12,620	$32,647	$26,650	$24,160	$26,067	$9,746
Estimated interest component of rental expense	3,592	5,318	4,433	2,500	2,705	2,189
Total fixed charges	$16,212	$37,965	$31,083	$26,660	$28,772	$11,935

Ratio of earnings to fixed charges	3.8	6.3	6.8	7.4	4.8	4.8

* See Note 2 of Notes to Condensed Consolidated Financial Statements regarding the adjustment pursuant to FSP APB 141.